Exhibit 99.1

MHG: QUARTERLY DIVIDEND

The Board of Marine Harvest ASA (OSE: MHG NYSE: MHG) has resolved to distribute a quarterly dividend of NOK 1.30 per share in the form of a repayment of paid-in capital.

Marine Harvest ASA's shares listed on the Oslo Stock Exchange (Oslo Børs) will be traded ex dividend from and including 27 May 2015 and the expected payment date is 1 June 2015

Marine Harvest's American Depositary Shares (ADS) listed on the New York Stock Exchange will have a Record date on 28 May 2015 and the expected payment date is 8 June 2015

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.